July 1, 2010

Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re: EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **File No. 001-09853**

Dear Mr. Tucci:

We have reviewed your response letter dated June 14, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 1, 2010.

Item 15. Exhibits and Financial Statement Schedules

Exhibits

1.   We note your response to prior comment 5 that you are relying on Instruction 2 to Item 601 of Regulation S-K, which allows you to omit certain exhibits which are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details. Please note that the instruction also provides that the company must file a schedule identifying the other documents omitted and setting forth the material details in which the documents differ from the copy which is filed. Please provide us with a schedule identifying the parties and the dates of execution of each of the change in control agreements and confirm that you will include a schedule, as applicable, in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel